[Confidential Treatment Requested by Despegar.com, Corp. Pursuant to 17 C.F.R. Section 200.83]

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2579	JMENDEZ@STBLAW.COM

        July 31, 2017

VIA COURIER AND EDGAR

Re:	Despegar.com, Corp.
Amendment Nos. 1 and 2
Draft Registration Statement on Form F-1
Submitted June 30, 2017 and July 13, 2017
CIK No. 0001703141

Anne Nguyen Parker

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mrs. Nguyen Parker:

On behalf of Despegar.com, Corp. (“Despegar”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 3 (“Amendment No. 3”) to the draft Registration Statement relating to the offering of its ordinary shares (the “Registration Statement”), marked to show changes from Amendment No. 1 to the draft Registration Statement confidentially submitted on June 30, 2017 (“Amendment No. 1”), and, in the case of the exhibit list, Amendment No. 2 to the draft Registration Statement confidentially submitted on July 13, 2017. The draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

[Confidential Treatment Requested by Despegar.com, Corp. Pursuant to 17 C.F.R. Section 200.83]

Securities and Exchange Commission	2	July 31, 2017

In addition, we are providing the following responses to your comment letter, dated July 18, 2017, regarding Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. The responses and information described below are based upon information provided to us by Despegar.

General

1.	We have received your request for confidential treatment of certain information included in two exhibits to the Draft Registration Statement. We will provide any comments related to your confidential treatment request under separate cover.

Despegar respectfully acknowledges the Staff’s comment that any comments related to its confidential treatment request will be provided under separate cover.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

2.	You indicate in your response to prior comment 10 that you revised pages 1 and 58 to address our comment. However, we note that you do not provide disclosures regarding revenue recognized in accordance with GAAP prior to your discussion of bookings. Please revise these disclosures accordingly.

Despegar has revised the disclosure on pages 1, 58 and 78 of Amendment No. 3 to address the matters identified in the Staff’s comment.

Results of Operations, page 66

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 66

3.	In response to prior comment 12 we note the additional discussion of changes in revenue by segment. Please revise to also provide an analysis of the change in operating income/(loss) by segment.

Despegar has revised the disclosure on page 69 of Amendment No. 3 to address the matters identified in the Staff’s comment.

Revenue, page 63

[Confidential Treatment Requested by Despegar.com, Corp. Pursuant to 17 C.F.R. Section 200.83]

Securities and Exchange Commission	3	July 31, 2017
4.	You note in your response to prior comment 13 that other companies in the online travel industry do not disclose their sources of revenues on a similar basis. However, we note that some online travel companies disclose and analyze changes in revenue on a disaggregated basis for merchant revenue, agency revenue, and advertising and other revenue. While we note that your advertising revenue is not material, you have separate revenue recognition policies for your agency and merchant business models. Please tell us your consideration to separately disclose revenue for your merchant and agency models and analyze any material changes in MD&A.

Despegar has revised the disclosure on page 67 of Amendment No. 3 to address the matters identified in the Staff’s comment.

Technology and Data, page 90

5.	We note your response to prior comment 20 and we re-issue the comment in part. Please revise, either in the Technology and Data section on page 90 or in the Intellectual Property section on page 93, to briefly discuss the ownership of the technology platform, and the associated intellectual property rights.

Despegar has revised the disclosure on pages 30, 91 and 94 of Amendment No. 3 to address the matters identified in the Staff’s comment.

Expedia transaction, page F-16

6.	Upon review of your response to prior comment 24, we note that you have elected to account for the arrangement with Expedia under the guidance provided in ASC 505 and ASC 605-50, which contemplate the issuance of an equity instrument in conjunction with a revenue transaction. Within your disclosure on page F-16, you state that the termination provisions of the Expedia Outsourcing Agreement never expire and there is no way for the company to exist the agreement and avoid this payment without agreement from Expedia. As such, tell us the circumstances under which you would not be required to make the $125.0 million termination payment to Expedia, if any. Also in this regard, if you met the requirements to forego the termination payment in the future, tell us how you would account for the related $125.0 million liability once this was no longer owed.

We also note that you do not believe this arrangement is in the scope of ASC 470-10-252 because the arrangement does not require the company to pay Expedia for a defined period a specified amount or percentage of the revenue that is

[Confidential Treatment Requested by Despegar.com, Corp. Pursuant to 17 C.F.R. Section 200.83]

Securities and Exchange Commission	4	July 31, 2017
generated in that period. However, we note from your disclosure on page 93 that under the Despegar Outsourcing Arrangement Expedia receives compensation equal to a percentage of revenue earned by you. Please provide us with further details as to the nature and amount of payments made by the company to Expedia and provide an analysis of each of the factors listed in ASC 470-10-25-2 to further support your conclusion the $125.0 million termination fee should be recorded as deferred income as opposed to debt.

Finally, we note on page F-27 that revenue recognized from Expedia was $27.0 million and $22.9 million for the year ended December 31, 2016 and 2015, respectively, which was material to net income/(loss). Given the nature of the termination fee, please tell us how you determined revenue arrangements with Expedia were fixed and determinable. Please refer to SAB Topic 13.A.4.a.

Despegar respectfully advises the Staff that the following are the contractual terms of the Expedia Outsourcing Agreement under which the company would not be required to make the $125 million termination payment to Expedia: (i) termination by the mutual written consent of Expedia and the company; (ii) termination by the company where Expedia ceases to hold all of the ordinary shares that were acquired by Expedia pursuant to the stock subscription agreement dated as of March 3, 2015, unless the disposition of the shares was (a) approved by a majority of members of the company’s board of directors that were not designated by Expedia, (b) involuntary or (c) the result of an action taken by the company or any of its affiliates; (iii) termination by the company where Expedia has materially breached its standstill obligations under Section 3.14 of the Investor Rights Agreement; (iv) termination by the company where Expedia fails to meet its minimum service level obligations; (v) termination by the company where Expedia has committed a material breach by failing to make payments due under the Expedia Outsourcing Agreement; or (vi) termination by Expedia in the event of a change of control of Despegar, where change of control is defined as the sale, lease or transfer of all or substantially all of the company’s assets to, or acquisition of more than 50% of voting or economic power in the company or any parent of the company by, an entity in the consumer or corporate travel industry or an internet-enabled provider of travel search or information services. None of these circumstances are exclusively in the control of Despegar. In the unlikely event Expedia is not entitled to receive the termination payment in the future, the company would need to assess the surrounding facts and circumstances at the time it occurs to determine the appropriate accounting.

Despegar further advises the Staff that, with respect to the payments made by the company to Expedia, that these payments are in respect of fees paid in exchange for services rather than a repayment of advances that may be indicative of the sale of future revenue for cash. There is no agreement by Despegar to pay Expedia for a defined period of time a specified percentage of revenue or gross margin, as described in ASC 470-10-25-1. The services Expedia provides under the Despegar Outsourcing Agreement (which is effective since August 2016) is arranging for their users to obtain room nights from hotels with which Despegar has a commercial contract in Latin America. The company earns revenue from the related hotel and pays a fee to Expedia in exchange for Expedia arranging such room nights. This is similar to services which Despegar provides to Expedia under the Expedia Outsourcing Agreement (which is effective since March 2015) by arranging room nights for hotels which have a commercial contract with Expedia, for which Expedia pays Despegar a fee based on bookings made by the Despegar users. Both of these are part of the overall outsourcing agreements between the parties, although the economic expectation is that Despegar will principally be acting as a referral source for Expedia, which is supported by the amount of fees paid between the parties. During the first half of 2017, Expedia paid Despegar referral fees of $19.2 million and Despegar paid Expedia referral fees of $0.2 million. The fee structure is similar under both agreements. The company also respectfully advises the Staff that the $125 million termination payment is accounted for as a repayment liability on the company’s balance sheet and not as deferred income.

In addition, Despegar respectfully advises the Staff that it has assessed the guidance in SAB Topic 13.A.4.A. This SAB topic refers to setting aside as a monetary liability (and not recognizing revenue for) the amount of payments received from customers which may be subject to refund, until such time as the refund rights lapse. Amounts over and above the amount potentially subject to refund would be considered fixed or determinable. Despegar believes it has complied with this guidance as the $125 million termination payment with Expedia has been fully recognized as a repayment liability and the company has not recognized revenue related to this amount. The revenue derived from transactions with users under the Expedia Outsourcing Agreement is considered earned as this revenue is not subject to refund and therefore is fixed or determinable and not contingent.

Note 17. Stock based compensation, page F-29

7.	We note the amount of the estimated fair value of your ordinary shares in your response to prior comment 30. As this amount is presented on an aggregate basis, please provide us with the per share amount used in the Black-Scholes and Monte Carlo option-pricing models to determine the weighted-average estimated fair value of options granted during the year of $6.90. Additionally, we note that your valuation was solely based on the income approach. Please tell us what consideration was given to giving weight to a market approach in your valuation.

Despegar respectfully informs the Staff that, in applying the option-pricing models, the company started from an initial value of $*** per share as of the grant date.

Despegar also informs the Staff that, following consideration of the various appraisal methods, the company concluded that the income-based approach is most appropriate for the valuation analysis. The market approach provides an indication of value by comparing the asset with identical or comparable assets for which price information is available. Two commonly applied methodologies in the market approach to valuation are the comparable company and the comparable transactions methods, as follows:

(i)	the comparable company method focuses on comparing the subject company’s risk profile and growth prospects to select reasonably similar (or “comparable”) publicly-traded companies; and

(ii)	the comparable transactions method, gives consideration to prices paid in recent transactions that have occurred in the subject company’s industry or in related industries.

[Confidential Treatment Requested by Despegar.com, Corp. Pursuant to 17 C.F.R. Section 200.83]

Securities and Exchange Commission	5	July 31, 2017
The main reasons that Despegar did not apply the market approach were: (i) the company did not find reasonably similar publicly-traded companies, considering the particular characteristics of Despegar (i.e., Despegar is the leading online travel agency operating in the Latin American region, its short track of profitability, and particularities of the commercial agreements with Expedia, etc.); and (ii) there were no recent transactions in the industry that were comparable.

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Please do not hesitate to call Juan Francisco Méndez at 212-455-2579 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

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